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                                                                       EXHIBIT A



                                                                   July 28, 1999

The Securities Authority     The Tel Aviv Stock Exchange     The Registrar of
22 Kanfei Nesharim St.       54 Ahad Ha'am St.                 Companies
Jerusalem 95464              Tel Aviv 65202                  97 Yafo St.
                                                             Jerusalem 91007
Fax: 02-6513940              Fax: 03-5105379

Dear Sirs,

          Re: Koor Industries Ltd. (Company No. 52-001414-3) Immediate Report No. 30/99


Koor Industries Ltd. ("Koor") hereby gives notice as follows:

Today at about midday, a memorandum of understanding was approved in principle by and between Koor and its wholly-owned subsidiaries (Tadiran Ltd. and Elisra Electronic Systems Ltd.) of the first part, and Israel Aircraft Industries Ltd. and Elta Electronic Industries Ltd. of the other part, for cooperation on certain subjects in the field of electronic defense products.

As part of this cooperation, a joint business venture will be established under the ownership (in equal parts) of the two parties, into which the parties will contribute the abilities of each of them in the areas of activity to be defined, in a manner which make full use of their know-how and infrastructure in order to enhance their competitiveness in the world's markets and increase the volume of their business.

Pursuant to the memorandum of understanding, the parties expect to jointly approve a detailed business plan to be prepared for the joint venture, which will define, inter alia, the specific areas of occupation, budgets and resources, mutual relations between the venture and the parties, etc. The business plan will be prepared within five months.

The memorandum of understanding and operation of the joint venture in the format agreed upon in the memorandum, require the approval of various entities.


                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary

Secretary